Brice Hoffman Work History

Coral Club
Owner and Director of Hospitality (2023-present)

Woodland Wine Merchant
Nashville, TN
Retail Associate (2021 - present)

Brice is a California native who moved from San Francisco to Nashville in 2012. During his years acquiring a degree from SFU in music marketing and artist management, he fell in love with the hospitality industry, eventually sharpening his cocktail & hospitality skills at legendary cocktail establishments Rickhouse and Bourbon and Branch. Once he moved to Nashville, he spent his first years here helping open and curate some of the most respected bar programs in Nashville at establishments like Bar 308, Rolf & Daughters, and The Public House at Urban Cowboy, where he was a partner. He is an active member of the food & beverage community having consulted for restaurant/bar, Louie's Wine Dive, Woodland Wine Merchant.